VF 6-7-02

02022379

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAY 30 2002 WASH. D.C. 154 SECTION

SEC FILE NUMBER
8-17567

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2001 AND ENDING MARCH 31, 2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BERGHOFF & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 SOUTH CANAL STREET, SUITE 817
(No. and Street)

CHICAGO	ILLINOIS	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PAUL H. BERGHOFF, JR. 312-648-5555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE, CHIZEK AND COMPANY LLP
(Name – *if individual, state last, first, middle name*)

ONE MID AMERICA PLAZA, P.O. BOX 3697	OAK BROOK	ILLINOIS	60522-3697
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, PAUL H. BERGHOFF, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BERGHOFF & COMPANY, INC., as of MARCH 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Paul H. Berghoff Jr.
Signature

PRESIDENT
Title

Rose Mary Lenard
Notary Public

"OFFICIAL SEAL"
ROSE MARY LENARD
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 06/21/03

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERGHOFF & COMPANY, INC.
Chicago, Illinois

STATEMENT OF FINANCIAL CONDITION
March 31, 2002

CONTENTS

REPORT OF INDEPENDENT AUDITORS 1

STATEMENT OF FINANCIAL CONDITION 2

NOTES TO FINANCIAL STATEMENT 3

CROWE CHIZEK

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Berghoff & Company, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Berghoff & Company, Inc. as of March 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Berghoff & Company, Inc. as of March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Oak Brook, Illinois
April 27, 2002

BERGHOFF & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
March 31, 2002

ASSETS	
Cash	$ 304,363
Securities owned, at market (restricted)	99,510
Premises and equipment, at cost, less accumulated depreciation of $118,540	9,651
Other assets	9,496
Total assets	$ 423,020
LIABILITIES AND SHAREHOLDERS' EQUITY	
Liabilities	
Accrued compensation payable	$ 90,116
Other accrued expenses and liabilities	47,461
Total	137,577
Shareholders' equity	
Preferred stock, nonvoting convertible, $100 par value; 500 shares authorized, 0 shares issued and outstanding	-
Common stock, $1 par value; 10,000 shares authorized, 1,000 shares issued	1,000
Paid-in capital	68,673
Retained earnings	637,025
Total	706,698
Less treasury stock - 607 shares at cost	(421,255)
Total shareholders' equity	285,443
Total liabilities and shareholders' equity	$ 423,020

See accompanying notes to financial statement.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Berghoff & Company, Inc. (the Company) is a registered securities broker/ dealer, principally dealing in fixed-income securities. Over half of the Company's customers are in the insurance industry.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results in the future could differ from those estimates.

Income Recognition and Securities Owned: Securities transactions and the related commission revenues and expenses are recorded on settlement date, which is not materially different than if recorded on trade date. Securities owned by the Company are carried at market value. All securities owned at March 31, 2002 were U.S. Treasury bills.

Premises and Equipment: Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line method over the estimated service lives of the related assets. The cost of maintenance and repairs is charge to income as incurred. Significant repairs are capitalized.

Income Taxes: The Company records income tax expense based on the amount of taxes due on its tax return plus the change in deferred tax assets and liabilities. Deferred taxes are computed based on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates.

NOTE 2 - FULLY-DISCLOSED CLEARING AGREEMENT

In August 1996, the Company entered into a fully-disclosed clearing agreement with BNY Clearing Services (BNY) whereby customer accounts are cleared and carried by BNY. The agreement calls for the Company to maintain a deposit balance as security with BNY. The deposit must be in the amount of $100,000. At March 31, 2002, the Company had a $100,000 face value U.S. Treasury bill on deposit to satisfy this requirement. This U.S. Treasury bill is classified as securities owned on the March 31, 2002 statement of financial condition. The agreement will remain in effect for two years from the date of commencement and is automatically renewable for one-year periods thereafter, unless written notice of termination is given by either party. The Company is subject to a termination fee of at least $5,000 to cover BNY's expenses in discontinuing the clearing arrangement and transferring the accounts.

(Continued)

NOTE 3 - PREMISES AND EQUIPMENT

On March 6, 2001, the Company sold its condominium office space to the majority shareholder of the Company. The Company then leased back the same office space under an operating lease agreement. The Company exercised its option to renew the lease for one year when the initial lease term ended on January 31, 2002. The lease provides the Company with four more one-year renewal options. The proceeds received by the Company from the sale of its condominium office space were $194,133, resulting in a deferred gain on the sale of $25,669. The gain is being recognized over a six-year period, consisting of the initial one-year lease plus the five optional one-year renewal periods. The deferred gain is included on the statement of financial condition in other liabilities.

The estimated minimum rental payments under the terms of the lease, including the optional renewal periods, are as follows:

Years Ended March 31	Amount
2003	$ 31,856
2004	33,605
2005	35,733
2006	37,614
2007	32,708
	$ 171,516

NOTE 4 - PREFERRED STOCK

Preferred stock is convertible into a number of shares of common stock equal to 20% of the sum of the common shares (i) outstanding prior to conversion and (ii) the number issuable upon conversion of the preferred stock and any other options, warrants, or convertible securities.

The preferred shareholders are entitled to receive, if and to the extent that the Company declares any dividends on its common stock, a participating dividend in an amount equal to the amount that would have been paid to the holders of the preferred stock if the preferred stock had been fully converted prior to the record date for such common stock dividend.

(Continued)

NOTE 5 - PROFIT SHARING PLAN

The Company maintains a qualified, trusteed 401(k) profit sharing plan covering all full-time employees. The plan's year end is December 31. The Company's contribution is a discretionary amount determined by the Board of Directors, limited to the maximum amount deductible for federal income tax purposes. Eligible employees may contribute up to 15% of their compensation as a 401(k) deferral, subject to IRS limitations.

NOTE 6 - INCOME TAXES

Deferred tax assets and liabilities consist of the following at March 31, 2002:

Gross deferred tax assets	$ 9,204
Gross deferred tax liability	(1,447)
Net deferred tax asset	$ 7,757

Deferred tax assets result primarily from the Illinois net operating loss carryforward and the deferred gain on the sale of the condominium office space. The deferred tax liability results from temporary differences related to depreciation.

The net deferred tax asset is included in other assets on the statement of financial condition.

The Company's remaining net operating loss carryforward at March 31, 2002 for state income tax purposes is approximately $64,000. If not utilized, the state net operating loss carryforward will expire in 2013.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, the Company is required to maintain net capital equivalent to $100,000 or 6 2/3% of aggregate indebtedness, whichever is greater. The net capital rule may effectively restrict the payment of cash distributions to shareholders.

The Company's capital position at March 31, 2002 is summarized below:

Net capital	$ 265,798
Net capital requirement	100,000
Excess net capital	$ 165,798
Aggregate indebtedness to net capital	.44 to 1

BERGHOFF & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

March 31, 2002

**This report is filed pursuant to Rule 17a-5(e)
under the Securities Exchange Act of 1934
as a Public Document**